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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

                           --------------------------

                               LENNAR CORPORATION
                                (Name of Issuer)

                           --------------------------

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                    526057104
                                 (Cusip Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------


                                  JULY 28, 2002
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 8 Pages
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CUSIP No. 526057104                  13D                       Page 2 of 8 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     STUART A. MILLER
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [x]
                                                                 (b)  [_]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

            NOT APPLICABLE
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     US
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               7.   SOLE VOTING POWER

  NUMBER OF         9,751,144
    UNITS      -----------------------------------------------------------------
               8.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         9,751,144
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,751,144
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.13%
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14.  TYPE OF REPORTING PERSON


     IN
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ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to common stock, par value $.10 per share, of Lennar Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 700 N.W. 107th Avenue, Miami, Florida 33172.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) The person filing this Statement is Stuart A. Miller. Mr. Miller's business address is 700 N.W. 107th Avenue, Miami, Florida 33172. His principal occupation is as President, and principal executive officer, of the Company. In addition, he is the Chairman of the Board of LNR Property Corporation.

         Stuart Miller is the sole trustee of Marital Trust I (the "Marital Trust I") created under the Leonard Miller Amended and Restated Revocable Trust Agreement dated June 8, 2001 (the "Leonard Miller Marital Trust Agreement"). Marital Trust I is the beneficial owner of all the voting stock of LMM Family Corp., a Delaware corporation, which is the sole general partner of LMM Family Partnership, L.P.

         (d)-(e) Stuart Miller has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Stuart Miller is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The event by which Stuart Miller became the beneficial owner of more than 5% of the Company's common stock was the death of Leonard Miller on July 28, 2002. Upon Leonard Miller's death, beneficial ownership of LMM Family Corp., the sole general partner of LMM Family Partnership, L.P., was transferred to Marital Trust I, of which Stuart Miller is the sole trustee. As a result of this, Stuart Miller became the trustee of Marital Trust I, and therefore became the beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, of the shares of the Company owned by LMM Family Partnership, L.P. No funds or other consideration were involved in Mr. Miller's becoming the beneficial owner of those shares.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Stuart Miller's becoming the beneficial owner of more than 5% of the outstanding common stock of the Company resulted from the death of Leonard Miller, not from a transaction.

         Stuart Miller holds options which were granted to him as an employee of the Company. He may from time to time exercise those options or sell shares acquired upon exercise of those options or other shares of common stock of the Company which he owns.

         In his capacity as principal executive officer of the Company, Stuart Miller constantly considers possible acquisitions or dispositions of businesses or assets by the Company and its subsidiaries. He also considers the possibility of the Company's raising funds by selling equity or debt securities. In addition, the Company's Board of Directors has authorized the Company to repurchase its stock from time to time, and in his capacity

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as President of the Company, Stuart Miller from time to time considers may cause the Company to purchase shares in accordance with that authorization.

         Because of the death of Leonard Miller, and in order to comply with requirements of new New York Stock Exchange rules and requirements of the Sarbanes-Oxley Act of 2002, it is likely that new directors will be added to the Company's Board of Directors.

         Except as described above, Stuart Miller has no plans or proposals which would result in

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Stuart Miller is the sole trustee of Marital Trust I. Marital Trust I is the beneficial owner of all the outstanding voting shares of LMM Family Corp., which is the sole general partner of LMM Family Partnership L.P. As the sole general partner, LMM Family Corp. has the power to cause LMM Family Partnership, L.P. to vote, or to dispose of, securities which it owns. LMM Family Partnership, L.P. owns 9,401,661 shares of Class B Common Stock of the Company, which may at any time be converted into common stock of the Company at the rate of one share of common stock for each share of Class B Common Stock that is converted. Therefore, in his capacity as trustee of Marital Trust I, Stuart Miller has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 9,401,661 shares of common stock of the Company. In addition, Stuart Miller owns 286,483 shares of common stock of the Company and 9,000 shares of Class B Common Stock of the Company and holds options which are, or within 60 days will become, exercisable, which entitle him to purchase up to 54,000 shares of common stock of the Company (as well as options which will not become exercisable within 60 days which will entitle him to purchase up to an additional 75,000 shares of common stock). Therefore, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, Stuart Miller is the beneficial owner of a total of 9,751,144 shares of common stock of the Company. Giving effect to the conversion of all the

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9,401,661 shares of Class B Common Stock into common stock and the exercise of all the options held by Stuart Miller which are, or within 60 days will become, exercisable, and based upon the information as to outstanding shares contained in the Company's Report on Form 10-Q for the period ended May 31, 2002, the shares of common stock of which Stuart Miller is the beneficial owner constitute 15.13% of the outstanding shares of common stock.

         Each share of Class B Common Stock entitles the holder to cast 10 votes, while each share of common stock entitles the holder to cast one vote. Therefore, the 9,401,661 shares of Class B Common Stock which Stuart Miller, as trustee of Marital Trust I, has the power to vote, together with the 286,483 shares of common stock and 9,000 shares of Class B Common Stock which he owns, entitle him to cast a total of 94,393,093 votes, which is 62.1% of all the votes which may be cast at a meeting of Lennar stockholders.

         Under the Will of Leonard Miller, all the shares of MCI Parent Corporation, a Delaware corporation, are to be conveyed to Marital Trust II created under the Leonard Miller Revocable Trust Agreement. MCI Parent Corporation owns all the outstanding shares of MCI Holdings Corporation, a Delaware corporation. MCI Holdings Corporation is the sole general partner of The Miller Charitable Fund L.P., which is the beneficial owner of 270,300 shares of Class B Common Stock of the Company. Those shares may be converted at any time into 270,300 shares of common stock of the Company. Stuart Miller is one of four trustees of Marital Trust II. The other trustees include Stuart Miller's sister and brother. The Will of Leonard Miller designates the same four people who are the trustees of Marital Trust II to be the personal representatives to probate the Estate of Leonard Miller. However, the court has not yet appointed the personal representatives. It is anticipated that, shortly after the personal representatives are appointed, they will elect Stuart Miller as the sole director of MCI Holdings Corporation, which will give him the power to vote or direct the voting, or to dispose or direct the disposition, of the shares of Class B Common Stock of the Company, and any common stock into which it may be converted, held by The Miller Charitable Fund, L.P.

         (c) During the past sixty days, Stuart Miller's only transaction in the Company's common stock was a gift of 1,650 shares.

         (d) Susan Miller is the income beneficiary, with limited rights to withdraw principal, of Marital Trust I and of Marital Trust II created under the Leonard Miller Revocable Trust and is the settlor and income beneficiary of the Susan Miller Revocable Trust. Marital Trust II and the Susan Miller Revocable Trust each owns directly or indirectly limited partner interests in LMM Family Partnership, L.P. and The Miller Charitable Fund, L.P.

         Stuart Miller, Leslie Saiontz (Stuart Miller's sister) and Jeffrey Miller (Stuart Miller's brother) and their living descendents are income beneficiaries, with in some instances limited rights with regard to principal, of trusts which own directly or indirectly limited partner interests in LMM Family Partnership, L.P. and The Miller Charitable Fund, L.P.

         LMM Family Partnership, L.P. is the beneficial owner of 9,401,661 shares of Class B Common Stock of the Company, which are convertible into 9,401,661 shares of common stock of the Company. The Miller Charitable Fund, L.P. is the beneficial owner of 270,300 shares of Class B Common Stock, which are convertible into 270,300 shares of common stock of the Company.

         (e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

         Stuart Miller, as trustee of Marital Trust I, has fiduciary obligations to the beneficiaries of that trust. However, no provision of the agreement creating Marital Trust I limits Mr. Miller's right to vote or direct the voting of, or to dispose or direct the disposition of, Class B Common Stock or common stock of the Company held by entities controlled by Marital Trust I.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - - Leonard Miller Amended and Restated Revocable Trust Agreement dated June 8, 2001.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 7, 2002



                                      /s/ Stuart A. Miller
                                      _______________________________
                                      Stuart A. Miller


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                                EXHIBIT INDEX

                                 Description
                                 -----------

Exhibit A      AGREEMENT CREATING LEONARD MILLER REVOCABLE TRUST











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